May 9, 2006

Ms. Jill S. Davis

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549-7010

Re: PrimeEnergy Corporation Form 10-K for Fiscal Year Ended December 31, 2004 Filed April 6, 2005

Dear Ms. Davis:

In response to your letter dated March 17, 2006 regarding PrimeEnergy Corporation (Registrant), the following reply has been prepared to address each of your comments. Each of your comments has been listed below and our response follows in italics.

Form 10-K for the Fiscal Year Ended December 31, 2004

1. Please submit your response letters under this heading in electronic format on Edgar as correspondence as required by Rule 101(a)(1)(iii) of Regulation S-T. This comment applies to all correspondence between you and the staff.

Response: Registrant will submit correspondence in electronic format on Edgar.

Note 1. Description of Operations and Significant Accounting Policies, page F-8

2.We reviewed your responses to prior comment two. Please expand your analysis to specifically address FIN 46-R. You are welcome to contact us at your earliest convenience.

Response: Prior comment two relates to the Registrant's proportionate consolidation of Partnerships where we are the managing general partner. The Registrant believes this method is appropriate and that the financial statements of the Registrant are materially correct.

The Registrant's application of FIN 46-R did not cause a change in the proportionate consolidation method used by the Registrant to account for the Partnerships as the Partnerships were determined not to be Variable Interest Entities. The Partnerships were formed from 1980 through 1992 for the purpose of investing in oil and gas assets. The drilling and acquisition activities were limited to the capital raised. The assets are depleting properties and future capital is not required to fund Partnership activity. Partnership cash reserves are sufficient to cover future liabilities including the plugging and abandonment of the remaining wells. The Limited Partners risk of loss is not relieved by the Registrant's obligation to repurchase limited partner units. The repurchase obligation has expired on all but three Partnerships, two of those expire in 2006 and the last will expire in 2007. The limited partners with the right to present units for repurchase continue to have risk of loss as the amount paid for the units is determined by discounting projected cash flow from the oil and gas properties and such amount varies substantially depending on the quality of the assets owned by the Partnership and energy prices at the time of the offer.

Note 7. Contingent Liabilities, page F-14

3. We have received your response to prior comment number seven. Please address each of the following with respect to your obligations to certain partnerships as general partner.

Please clarify whether or not your estimate of liabilities includes asset retirement obligations. We note your disclosure refers to liabilities in the context of expenses incurred to date for remediation and compliance with laws and regulations.

Response: This estimate of liabilities includes asset retirement obligations. Registrant will clarify this disclosure in future filings.

Please tell us whether or not you considered the guidance in FIN 45 and SFAS 150 when determining how to account for your commitment to offer to purchase the limited partner interests in certain of your managed partnerships.

Response: The Registrant considered FIN 45 and SFAS 150 as they relate to the Registrant's repurchase commitment and concluded they did not have an effect on our accounting. The interests were issued from 1980 through 1992 by the various Partnerships. The Registrant was not the issuer of the interests subject to the repurchase commitment.

Please expand your analysis to address the total future purchase commitment rather than the expected annual commitment.

Response: Analysis of purchase commitment - see Schedule 1.

Please indicate whether or not the amount you are required to offer for the limited partner interest represents fair value at the time of purchase.

Response: The amount the Registrant is required to offer for the limited partner interests is an amount calculated based on the formula specified in the limited partnership agreement. The right of presentment for repurchase was included in the limited partnership agreement in order to provide liquidity for those partners wishing to dispose of their units and was not guaranteed to be market value. The amount offered is determined using projected cash flows from the oil and gas properties that are discounted at a rate prescribed by the agreement and further reduced by 33 1/3% in recognition of the reserve and price risk related to the projected cash flows. Depending on the climate of the oil and gas market at the time of the offer these values may be lower than market value.

Please do not hesitate to contact me at (203) 358-5702 if you have any questions.

Sincerely,

Beverly A. Cummings

Chief Financial Officer